December 16, 2014

Tom Kluck

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Washington D.C.  20549

Re:

Halton Universal Brands, Inc.

Form 8-K

Filed November 4, 2014

File No. 333-192156

Dear Mr. Kluck:

This letter is in response to your comment letter dated November 17, 2014.  Below is the Company’s response to your comments:

1.

“Please amend the Form 8-K to provide the disclosure required by Item 2.01(f) of Form 8-K, which requires disclosure of the information that would be required if you were filing a registration statement on Form 10.  Please also include the required financial statements of the business acquired and pro forma financial information, in accordance with Item 9.01 of Form 8-K.”

Please see the amended Form 8-K/A filed simultaneously with this response letter.

In so far as financial information of the business acquired is required, we will be filing that information within the timeframe allowed in accordance with Item 9.01(a)(1) and 9.01(b)(1) of Form 8-K.  Although the audit of the financial acquirer, World Assurance Group, Inc. (WDAS) is completed and has been filed with the OTC Markets Group, our accountant and auditors are still working on pulling out the appropriate costs and expenses specifically related to the SPACE technology business that was licensed to us from World Global Assets, one of WDAS’s subsidiaries.

In connection with responding to your comments, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Fabio Galdi

Fabio Galdi

Chief Executive Officer

Halton Universal Brands, Inc.